Exhibit 99.1

PRESS RELEASE

REGULATED INFORMATION

TiGenix announces final equity payment for cardiac platform acquisition

Leuven (BELGIUM) - June 12, 2017, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces a €5 million milestone payment in new TiGenix shares to Genetrix in relation to the cardiac platform acquisition that took place in July 2015.

Under the Coretherapix contribution agreement entered into between TiGenix and Genetrix on July 29, 2015, Genetrix is entitled to receive a €5 million milestone payment upon the study report of the CAREMI trial becoming available.

CAREMI is the first-in-human clinical trial with the primary objective being safety and evaluating the feasibility of an intracoronary infusion of 35 million of AlloCSCs in patients with AMI and left ventricular dysfunction treated within the first week post-AMI. Importantly, the trial is the first cardiac stem cell study to integrate a highly discriminatory magnetic resonance imaging (MRI) strategy to select patients at increased risk of heart failure and late adverse outcomes.

In accordance with the Coretherapix contribution agreement, the €5 million milestone payment will be made in new TiGenix shares on the basis of the average closing share price on Euronext Brussels 90 days prior to the study report becoming available on June 9, 2017, which will result in the issue of 6,538,329 new ordinary TiGenix shares to Genetrix. The new shares will in principle be issued by mid-August.

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is a biopharmaceutical company developing and commercializing novel therapeutics which exploit the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix’s lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com.

About AlloCSC-01

AlloCSC-01 is an intracoronary administration of allogeneic cardiac stem cells for the treatment of ischemic heart disease. A phase I/II clinical trial (CAREMI) evaluating AlloCSC-01 in Acute Myocardial Infarction (AMI) met its primary endpoint with no mortality or major cardiac adverse events (MACE) found after 30 days of treatment. No mortality or MACE were found at 6 or 12 months follow-up and there were no immune-related adverse events at 12 months follow-up. The CAREMI trial has benefitted from the support of the CARE-MI consortium (Grant Number 242038, http://www.caremiproject.eu/) funded by the Seventh Framework Programme of the European Commission under the coordination of the Centro Nacional the Investigaciones Cardiovasculares (CNIC) and the Centro Nacional de Biotecnología and the participation of research institutions and companies from nine EU countries.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.